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                                                                    Exhibit 20.5

[LML LETTERHEAD]

                                                                    news release

                  LML ANNOUNCES PHOENIX EPS AGREEMENT AMENDED

Vancouver, BC, June 28, 2001 - LML Payment Systems Inc. (the "Corporation") (Nasdaq: LMLP) announces it has entered into an amending agreement (the "Amending Agreement") with respect to its purchase of Phoenix EPS Inc. on July 9, 2000. As part of that transaction, the Corporation agreed to certain price protection covenants for the benefit of the former shareholders of Phoenix EPS that involved the further issuance of additional common shares of the Corporation. Rather than having the former shareholders of Phoenix EPS sell all their original shares and then exercise the price protection mechanism, the Corporation has agreed to issue an additional 679,134 shares of the Corporation's common stock to the former shareholders of Phoenix EPS Inc.

The Corporation's common shares issued pursuant to the Amending Agreement are being issued as restricted securities and may only be resold under Rule 144 as currently in effect or, alternatively, registration under the 1933 Act or in compliance with another exemption from registration requirements.

"The original price protection mechanism was predicated in part, on the former Phoenix shareholders selling all of the LML shares they had received in the original transaction and then being issued new additional shares based upon a present share value significantly lower than the original share value. This amendment satisfies our obligations regarding price protection and is something we believe to be in the current and future best interests of all our shareholders," said Corporation President and CEO, Patrick H. Gaines.

The Corporation, through its subsidiary LML Payment Systems Corp., is a financial payment processor providing end-to-end check processing solutions including Electronic Check Conversion (whereby paper checks are converted into electronic transactions), electronic check verification, electronic check re-presentment (whereby returned paper checks are re-presented for payment electronically), and primary and secondary check collection to supermarkets, grocery stores, multilane retailers, convenience stores and other national, regional and local retailers. We also specialize in providing selective routing, including real-time monitoring of check, debit, credit and EBT transactions for authorization and settlement through our flagship transaction processing product REPS (Retail Electronic Payment System). The Corporation's intellectual property estate, owned by subsidiary LML Patent Corp, includes new U.S. Patent No. 6,164,528 regarding Internet checking transactions, in addition to U.S. Patent No. 5,484,988 which describes a "Checkwriting point of sale system." which, through a centralized database and authorization system, is capable of providing and administering various electronic payment services for customers and businesses. Also included in our intellectual property estate is a recently received Notice of Allowance from the United States Patent and Trademark Office for a new patent based upon United States Patent Application Serial No. 09/562,303. The new patent describes corporate checks and electronic fund transfers (EFT) and relates to existing U.S. Patent No. 6,164,528 and U.S. Patent No. 5,484,988 (described above).

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

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